UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated October 13, 2009

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-144978), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on October 9, 2009, entitled “VODAFONE GROUP PLC ANNOUNCES TRANSFER TO NASDAQ”.

9 October 2009

VODAFONE GROUP PLC ANNOUNCES TRANSFER TO NASDAQ

Vodafone Group Plc (“Vodafone”) today announces that it has submitted written notice to the New York Stock Exchange (the “NYSE”) of its intention to transfer the listing of its American Depositary Receipts (“ADRs”), each representing ten ordinary shares of Vodafone, from the NYSE to the NASDAQ Global Select Market (“NASDAQ”). Vodafone expects that it will commence trading on NASDAQ on or about 29 October 2009 and will continue to be listed under the ticker symbol “VOD”. Vodafone has decided to transfer to NASDAQ to benefit from lower annual listing fees.

Vodafone intends to file a Form 25 with the US Securities and Exchange Commission to complete the delisting of its ADRs from the NYSE.

Vodafone’s debt securities will remain listed on the NYSE.

- ends -

For further information please contact:

Vodafone Group

Media Relations	Investor Relations

Tel: +44 (0)1635 664444	Tel: +44 (0)1635 664447

About Vodafone

Vodafone is the world’s leading international mobile communications group with approximately 315 million proportionate customers as at 30 June 2009. Vodafone currently has equity interests in 31 countries across five continents and around 40 partner networks worldwide. For more information, please visit www.vodafone.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: October 13, 2009	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Group General Counsel and Company
Secretary